Exhibit 3

DATED THIS 17TH DAY OF FEBRUARY 2006

BETWEEN

KINGSVILLE CAPITAL LIMITED
(the “Lender”)

AND

VANTAGE CORPORATION LIMITED

(the “Borrower”)

CONVERTIBLE LOAN AGREEMENT

(incorporated with limited liability)

9 RAFFLES PLACE, #32-00

REPUBLIC PLAZA

SINGAPORE 048619
TELEPHONE:  (65) 6389-3000
FACSIMILE:   (65) 6389-3099

www.stamfordlaw.com.sg

CONTENTS

CLAUSE               HEADING                                                                                                                                   PAGE

1.	INTERPRETATION	2

2.	THE CONVERTIBLE LOAN	5

3.	USE OF CONVERTIBLE LOAN	5

4.	CONDITIONS PRECEDENT	5

5.	CONVERSION	5

6.	REPAYMENT	6

7.	EVENTS OF DEFAULT	7

8.	ABSOLUTE OBLIGATIONS	8

9.	ASSIGNMENT	8

10.	REPRESENTATIONS AND UNDERTAKINGS	8

11.	WAIVERS	9

12.	NOTICES	9

13.	CONFIDENTIALITY	10

14.	COSTS AND EXPENSES	10

15.	TAXES	10

16.	ENTIRE AGREEMENT	10

17.	PARTIAL INVALIDITY	11

18.	GOVERNING LAW	11

SCHEDULE	1	12

THIS CONVERTIBLE LOAN AGREEMENT (the “Agreement”) is made the 17th day of  February 2006

BETWEEN

(1)                                  KINGSVILLE CAPITAL LIMITED (Company Registration Number  643566]), a company incorporated in the British Virgin Islands and having its registered office at Nerine Chambers, P.O. Box 905, Road Town, Tortola, British Virgin Islands (the “Lender”); and

(2)                                  VANTAGE CORPORATION LIMITED (Company Registration Number 192700053G), a public limited company incorporated in Singapore and having its registered office at 80 Raffles Place, #29-20 UOB Plaza 2, Singapore 048624 (the “Borrower”),

(collectively referred to as the “Parties” and each a “Party”).

WHEREAS:-

(A)                              The Lender and the Borrower had on 29 September 2005, entered into a sale and purchase agreement (the “S&P Agreement”) in which the Lender agreed to sell and the Borrower agreed to acquire a 28.6% equity interest in Pacific Internet Limited. Pacific Internet Limited (Company Registration Number 199502086C) (“PacNet”) is a public company incorporated in Singapore and is listed on the United States National Association of Securities Dealers Automated Quotations.

(B)                                As at the date of the S&P Agreement, the Lender is the legal and beneficial owner of 3,829,373 shares of S$2.00 each in the capital of PacNet, representing approximately 28.6% of the issued share capital of PacNet (the “Sale Shares”).

(C)                                The Borrower has requested that payment of a sum of United States Dollars Eleven Million only (US$11,000,000) (the “Loan Amount”), being part of the consideration sum payable by the Borrower under the S&P Agreement for the Sale Shares, be deferred and structured by way of a convertible loan for the same amount (the “Convertible Loan”).

(D)                               Further to the S&P Agreement, the Parties are desirous of entering into this Agreement in which the Lender, at the request of the Borrower, agrees to advance to the Borrower a Convertible Loan on the terms and subject to the conditions set out in this Agreement.

IT IS HEREBY AGREED as follows:-

1.             INTERPRETATION

1.1                                 In this Agreement, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Business Day”	means any day on which commercial banks are open for business in Singapore (other than Saturdays, Sundays and days which are gazetted in Singapore as public holidays);
“Deed Poll”	means the deed poll dated on or about the date hereof and made between the Parties to constitute the Warrants in such form as is mutually agreed between the Parties;
“Completion”	means completion of the sale and purchase of the Sale Shares in accordance with the terms and conditions of the S&P Agreement;

“Completion Date”	means the date on which Completion takes place under the S&P Agreement;
“Conversion Shares”	has the meaning ascribed to it in Clause 5.1;
“Convertible Loan”

means the deferred payment sum of United States Dollars Eleven Million Only (US$11,000,000), being part of the consideration sum payable by the Borrower under the S&P Agreement for the Sale Shares, structured by way of a convertible loan for the same amount, subject to the terms and conditions of this Agreement;

“Damages”

means any and all losses, claims, causes of action, damages, and liabilities of any kind or nature whatsoever, including but not limited to, shortages, obligations, liabilities, payments, judgments, suits, litigation, proceedings, equitable relief granted, consents, agreed orders, settlements, awards, demands, offsets, defences, counterclaims, actions or proceedings, assessments, deficiencies, fines, penalties, assessments, costs, fees, disbursements, including without limitation, fees, disbursements and expenses of attorneys (including fees, disbursements and expenses of attorneys incurred in connection with the cost of defence of any claims or causes of action on a solicitor-client basis), accountants and other professional advisors and of expert witnesses and costs of investigation and preparation and costs of court of any kind or nature whatsoever, interest and penalties. Damages shall not include diminution in value, indirect, consequential, special or punitive damages, loss of profits or loss of reputational goodwill;

“Encumbrances”

mean any mortgage, assignment of receivables, debenture, lien, charge, pledge, title retention, right to acquire, security interest, option, pre-emptive or other similar right, right of first refusal and any other encumbrance or condition whatsoever;

“Notice of Conversion”	has the meaning ascribed to it in Clause 5.2.2;
“Parties”	shall mean the Lender and the Borrower collectively and their respective permitted assigns and successors, and “Party” shall mean any one of them;
“S&P Agreement”	means the sale and purchase agreement dated 29 September 2005 attached hereto as Schedule 1 and made between the Parties for the sale by the Lender and the purchase by the Borrower of the Sale Shares;
“SGX-ST”	means the Singapore Exchange Securities Trading Limited;
“Shares”	means the ordinary shares of S$0.24 each in the capital of the Borrower;
“S$”	means the lawful currency of the Republic of Singapore;

“Terminal Date”	has the meaning ascribed to it in Clause 6.2;
“US$”	means the lawful currency of the United States of America;
“Warrants”

means in connection with the grant of the Convertible Loan to the Borrower, the corresponding issue of up to 20,000,000 warrants to the Lender or its nominee(s), exercisable within five (5) years from the date of such issue at a strike price of S$0.29 per Warrant, each Warrant conferring the right to subscribe for one (1) new Share in the Borrower;

“Warrants Subscription Agreement”	means the warrants subscription agreement dated on or about the date hereof made between the Parties and in such form as is mutually agreed between the Parties; and
“%” or “percent”	means Per centum or percentage.

1.2                                 References to any statute shall be construed as references to such statute as amended or re-enacted or modified (whether before or after the date of this Agreement) from time to time.

1.3                                 References herein to Clauses, Schedules and Appendices are to clauses in and schedules and appendices to this Agreement.  The Schedules and Appendices form part of this Agreement and have the same force and effect as if expressly set out in the body of this Agreement.

1.4                                 The headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.5                                 Words importing the singular shall include the plural and vice versa, words importing a specific gender shall include the other genders (male, female or neuter); and “person” shall include an individual, corporation, company, partnership, firm, trustee, trust, executor, administrator or other legal personal representative, unincorporated association, joint venture, syndicate or other business enterprise, any governmental, administrative or regulatory authority or agency (notwithstanding that “person” may be sometimes used in this Agreement in conjunction with some of such words), and their respective successors, legal personal representatives and assigns, as the case may be, and pronouns shall have a similarly extended meaning.

1.6                                 Where an act is required to be done within a specified number of days after or from a specified date, the period is inclusive of and begins to run from the date so specified.

2.             THE CONVERTIBLE LOAN

                                              The Lender shall grant the Borrower, in the manner provided in this Agreement, the Convertible Loan of United States Dollars Eleven Million Only (US$11,000,000).

3.             USE OF CONVERTIBLE LOAN

                                              In connection with and further to the terms of the S&P Agreement, the Lender hereby agrees to convert part of the consideration due under the S&P Agreement into the Convertible Loan.

4.             CONDITIONS PRECEDENT

4.1           The disbursement of the Convertible Loan shall be conditional upon the following:

4.1.1                        Completion of the S&P Agreement;

4.1.2                        contemporaneous with the execution of the S&P Agreement, the acknowledgement of each Party by way of signature on the mutually agreed form of the Deed Poll and the Warrants Subscription Agreement;

4.1.3                        the issue of the Warrants to the Lender or it nominee(s) in accordance with the terms and conditions of the Deed Poll and the Warrants Subscription Agreement; and

4.1.4                        all governmental and/or regulatory consents and approvals, if necessary, for the transactions contemplated under this Agreement being obtained, and not withdrawn or amended.

4.2                                If the conditions set out in Clause 4.1 above shall not have been fulfilled within ninety (90) days (or such longer period as the Lender and the Borrower may from time to time mutually agree from the date of this Agreement), then the provisions of this Agreement shall (other than this Clause) from such date ipso facto cease and determine and none of the Parties shall have any claim against the other for any costs, damages, compensation or otherwise save for any antecedent breach of this Agreement.

5.             CONVERSION

5.1                                 The Lender may elect, at any time during the tenure of the Convertible Loan as set out in Clause 6.2, to convert the entire outstanding principal amount of the Convertible Loan into new Shares (the “Conversion Shares”) at an issue price of Singapore Cents Twenty Four only (S$0.24) per new Share.

5.2           For the avoidance of doubt:

5.2.1                        the Lender may only exercise such right of conversion once and shall fully convert the Convertible Loan into Conversion Shares; and

5.2.2                        the Convertible Loan shall be deemed fully repaid upon conversion into Conversion Shares. Conversion shall take place on the third Business Day after notice of conversion has been given in writing by the Lender to the Borrower (“Notice of Conversion”), whereupon the Borrower shall as soon as practicable and having fulfilled the conditions under Clause 5.3, issue and deliver to the Lender the share certificates in respect of the relevant number of Conversion Shares; and

                                                5.2.3        the exchange rate for conversion of US$ into S$ shall be fixed at US$1.00 to S$1.695 for the purposes of converting the Convertible Loan into Conversion Shares.

5.3                                The conversion of the Convertible Loan into Conversion Shares shall be conditional upon the following:

5.3.1                         the Borrower having obtained approval from SGX-ST for the listing and quotation of the Conversion Shares on the Official List of the SGX-ST, such  approval not being revoked or amended; and

5.3.2                         the issue and subscription of the Conversion Shares not being prohibited by any statute, order, rule or regulation promulgated after the date of this Agreement by any legislative, executive or regulatory body or authority of Singapore which is applicable to the Borrower.

5.4                                If the conditions set out in Clause 5.3 above shall not have been fulfilled within twenty-one (21) days (or such longer period as the Lender and the Borrower may from time to time mutually agree) from the date of the Borrower receiving the Notice of Conversion, then the provisions under Clauses 5.1 and 5.2 of this Agreement shall from such date ipso facto cease and determine and the Conversion Loan shall become repayable in the manner provided in Clause 6.2 of this Agreement. For the avoidance of doubt, none of the Parties shall have any claim against the other for any costs, damages, compensation or otherwise for non-conversion of the Convertible Loan into Conversion Shares due to non-fulfillment of any of the conditions under Clause 5.3.

6.             REPAYMENT

6.1                                Notwithstanding Clause 5.1 above, the Borrower may elect, at any time during the tenure of the Convertible Loan as set out in Clause 6.2 but not earlier than six (6) calendar months from the Completion Date, repay the outstanding principal amount of the Convertible Loan in accordance with the terms of repayment set out under Clause 6.3 below.

6.2                                 Except where the Convertible Loan has been fully converted into Conversion Shares pursuant to Clause 5 above, the Borrower shall repay the Convertible Loan in the manner provided in Clause 6.3 at the close of business in Singapore on the date (the “Terminal Date”) falling three (3) calendar years after the date on which the Convertible Loan is disbursed in accordance with this Agreement, provided that where the Terminal Date is not a Business Day, the Borrower shall repay the Convertible Loan on the preceding Business Day falling immediately before the Terminal Date. However, the Lender shall in its absolute discretion have the option of extending the Terminal Date to a date mutually agreed between the Parties after the date on which the Convertible Loan is disbursed in accordance with this Agreement.

6.3                                 The Borrower shall repay the Convertible Loan by making payment of United States Dollars Eleven Million Only (US$11,000,000) to the account of the Lender (both with interest from the date of the issue of the Convertible Loan up to the date of repayment at a rate of seven per cent (7%) per annum, to be paid in accordance with Clause 6.5 below); provided always that no interest shall be chargeable if the Convertible Loan is converted into Conversion Shares pursuant to Clause 5 above.

6.4                                 Further, all repayment made by the Borrower under this Agreement shall be paid to the Lender in full without:

6.4.1        any set-off, condition or counterclaim whatsoever; and

6.4.2                        free and clear of any deduction or withholding whatsoever save only as may be required by law or regulation which in either case is binding on it.

6.5                                 Subject to Clause 6.3 above, the Borrower shall pay interest at a rate of seven per cent (7%) per annum on the principal amount of the Convertible Loan, being United States Dollars Eleven Million Only (US$11,000,000), half yearly on 30 June and 31 December of each year (each an “Interest Payment Date”) during the tenure of the Convertible Loan. Interest is payable at the close of business in Singapore on each Interest Payment Date, provided that where the Interest Payment Date is not a Business Day, the Borrower shall  pay the interest on the preceding Business Day falling immediately before the Interest Payment Date.

6.6                                 If any deduction or withholding is required by any law, practice or regulation (whether or not such practice or regulation has the force of law) in respect of any payment due from the Borrower under this Agreement or is in any event made, the relative sum payable by the Borrower shall be increased so that, after making the minimum deduction or withholding so required, the Borrower shall pay to the Lender and the Lender shall receive and be entitled to retain on the due date for payment a net sum at least equal to the sum which it would have received had no such deduction or withholding been required to be, or had in fact been, made.

7.             EVENTS OF DEFAULT

7.1                                 Notwithstanding any other provision of this Agreement, the Convertible Loan and all interest thereon shall become immediately due and payable upon the occurrence of an Event of Default.

Any one of the following events and occurrences shall constitute an Event of Default:-

7.1.1                        the Borrower fails to pay to the Lender in the manner provided in this Agreement any sum payable under it when due; or

7.1.2                        the Borrower is in breach of any representations or warranties herein, or the Borrower does not comply with any of its obligations under this Agreement; or

7.1.3                        the Borrower ceases to carry on its business; or

7.1.4                        if legal proceedings, suit or action of any kind whatsoever (whether criminal or civil) be instituted against the Borrower which will materially and adversely affect the Borrower’s ability to perform its obligations under this Agreement, and the same is not discharged or otherwise terminated within thirty (30) days; or

7.1.5                        a distress or execution or writ of seizure and sale or attachment is levied upon or issued against any of the property or assets of the Borrower and is not forthwith discharged; or

7.1.6                        the Borrower shall make any assignment for the benefit of its creditors or enter into an arrangement for composition for the benefit of its creditors or if it shall enter into liquidation whether compulsorily or voluntarily or if a receiver shall be appointed of its undertakings or property or any part thereof; or

7.1.7                        a petition is presented in any court of competent jurisdiction or a resolution is passed for the winding-up of, or for the appointment of a judicial manager in relation to the Borrower; or

7.1.8                        a situation shall have arisen which, in the opinion of the Lender would result in the Borrower not being able to perform its obligations under this Agreement; or

7.1.9        the Borrower becomes insolvent or is unable or deemed unable to pay its debts.

7.2                                 The Borrower shall notify the Lender forthwith in writing of any occurrence of an Event of Default.

7.3                                Nothing shall prejudice the Lender’s right to sue for Damages and other remedies under Singapore law.

7.4                                No waiver of an Event of Default shall constitute a waiver of any other or any succeeding Event of Default or of the continuance of the Event of Default so waived except in accordance with the specified terms of such waiver.

8.             ABSOLUTE OBLIGATIONS

                                                Notwithstanding anything to the contrary expressed or implied in this Agreement, the obligations of the Borrower to the Lender hereunder are agreed to be absolute and unconditional and in no way dependent upon the progress in the development or operation of the business of the Borrower.

9.             ASSIGNMENT

9.1                                 This Agreement shall benefit and be binding on the Parties, their respective successors and any permitted assignee or transferee of some or all of a Party’s rights or obligations under this Agreement.  Any reference in this Agreement to either Party shall be construed accordingly.

9.2                                 The Borrower may not assign or transfer all or part of its rights or obligations under this Agreement without the prior written consent of the Lender, such consent not to be unreasonably withheld.

9.3                                 The Lender may assign all or part of its rights or transfer all or part of its obligations under this Agreement without the consent of the Borrower.  Any such assignee or transferee shall be and be treated as a party for all purposes of this Agreement and shall be entitled to the full benefit or obligations of this Agreement to the same extent as if it were an original party in respect of the rights or obligations assigned or transferred to it.

10.           REPRESENTATIONS AND UNDERTAKINGS

10.1                           The Borrower represents and warrants to the Lender that:

10.1.1                  it is duly incorporated under the laws of Singapore and is validly existing under the laws of Singapore;

10.1.2                  it shall not at any time from Completion and up to the earlier of (i) the conversion of the Convertible Loan into Conversion Shares OR (ii) the Terminal Date, assume or incur any liability or make any borrowing which is in excess of Singapore Dollars

Five Hundred Thousand Only (S$500,000) (or the equivalent amount in any relevant foreign currency) without the prior written consent of the Lender except in the ordinary course of the Borrower’s business operations;

10.1.3                  it shall not at any time without the prior written consent of the Lender create any Encumbrance whether ranking in priority to or pari passu with or after the Convertible Loan amount except for liens arising solely by operation of law and in the ordinary course of business; and

10.1.4                  this Agreement and its execution thereof and such other instruments, documents and agreements as are incidental hereto or thereto (to which it is a party) have been validly authorised by its appropriate corporate actions (including the requisite consents of its existing shareholders (where applicable)), and when executed and delivered will each constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms.

10.2                           The Borrower agrees that the representations and warranties set out in Clause 10.1 shall be deemed repeated on the date of disbursement of the Convertible Loan pursuant to Clause 4.

10.3                           The Borrower undertakes that the Conversion Shares shall:

10.3.1                  be duly authorised and free from any and all charges, liens, pledges and other encumbrances whatsoever;

10.3.2                  be validly issued and credited as fully paid up and not subject to further call; and

10.3.3                  rank pari passu in all respects with the then existing Shares including all rights to dividends and other distributions declared, the record date of which falls on or after the conversion of the Convertible Loan into Conversion Shares.

11.           WAIVERS

                                                Time shall be of the essence in respect of the Borrower’s obligations under this Agreement but no failure on the part of the Lender to exercise, and no delay on its part in exercising, any right or remedy under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy.  The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

12.           NOTICES

                                                Any notice required to be given by any Party hereto to any other shall be deemed validly served by hand delivery or by prepaid registered letter sent through the post (airmail if to an overseas address) or by facsimile transmission to its address given herein or such other address as may from time to time be notified for this purpose and any notice served by hand shall be deemed to have been served on delivery, any notice served by facsimile transmission shall be deemed to have been served upon the receipt by the sender of the transmission report indicating that the notice or communication has been sent in full to the recipient’s facsimile machine, or such other similar medium of receipt and any notice served by prepaid registered letter shall be deemed to have been served four (4) Business Days after the time at which it was posted and in proving service it shall be sufficient (in the case of service by hand and prepaid registered letter) to prove that the notice was properly addressed and delivered or posted, as the case may be, and in the case of service by facsimile transmission to prove that the transmission was confirmed as sent by the originating machine.

Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other Party):-

To the Lender:	Kingsville Capital Limited
20 Cecil Street, #26-07 Equity Plaza,
Singapore 049705
Attention:	Mr Tan Bien Kiat
Fax Number:	(65) 6535 3440

To the Borrower:	Vantage Corporation Limited
80 Raffles Place, #29-20 UOB Plaza 2,
Singapore 048624
Attention:	Mr James Tan Meng Dong
Fax Number:	(65) 6533 0022

Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address; and (b) if given or made by fax, when despatched.

13.           CONFIDENTIALITY

                                                Each of the Parties agree to keep and will procure that its employees, officers, advisers and agents shall keep all matters herein confidential.

14.           COSTS AND EXPENSES

                                              Each Party shall bear its own costs and expenses (including legal fees) together with any goods and services tax thereon incurred by it in connection with the completion of the transactions herein contemplated.

15.           TAXES

                                              All payments to be made by the Borrower to the Lender hereunder shall be made free and clear of and without deduction for or on account of tax unless the Borrower is required to make such a payment subject to the deduction or withholding of tax, in which case the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, the Lender shall receive and retain (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

16.           ENTIRE AGREEMENT

                                                This Agreement, together with all the documents named herein, constitutes the entire agreement of the Parties relating to the subject matter hereof. The Parties hereto agree that no variations or modifications shall be made to this Agreement unless agreed to by all the parties hereto in writing.

17.           PARTIAL INVALIDITY

                                                The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision.

18.           GOVERNING LAW

18.1                           This Agreement shall be governed by, and construed in accordance with, the laws of Singapore.

18.2                           In relation to any legal action or proceedings arising out of or in connection with this Agreement, each of the Parties irrevocably submits to the exclusive jurisdiction of the courts of Singapore.

SCHEDULE 1

- S&P AGREEMENT

 AS WITNESS WHEREOF the Parties hereto have set their hands on the day and year first abovewritten.

Lender

SIGNED by		)
)
for and on behalf of		)
KINGSVILLE CAPITAL LIMITED		)	/s/ AQBAL SINGH A/L KULDIP SINGH
in the presence of :-)

/s/ CHAN FOOK MENG
Name	: CHAN FOOK MENG
NRIC No.	: ADVOCATE & SOLICITOR
Designation	: SINGAPORE

Borrower

SIGNED by Zhang Yun		)
)
for and on behalf of		)
VANTAGE CORPORATION		)	/s/ Zhang Yun
LIMITED		)
in the presence of :-)

/s/ Steven Lim
Name	: Steven Lim
NRIC No.	: S1480610E
Designation	: Finance Manager